Exhibit 99.1

News Release

NORBORD REPORTS 2019 EARNINGS; DECLARES QUARTERLY DIVIDEND

Note: Financial references in US dollars unless otherwise indicated.

2019 HIGHLIGHTS

•	Full-year adjusted EBITDA of $138 million and an adjusted loss of $0.37 per diluted share

•	Reduced North American unit manufacturing costs by 1% despite significant production curtailments throughout the year

•	Record annual production at four mills (two in North America and two in Europe)

•	Termed out 2020 senior secured notes to 2027 at 5.75% coupon; upsized principal by $110 million to bolster liquidity

•	Returned $130 million in cash to shareholders through dividends and share repurchases

•	Declared quarterly variable dividend of C $0.20 per share for shareholders of record on February 28, 2020

TORONTO, ON (February 5, 2020) – Norbord Inc. (TSX and NYSE: OSB) today reported Adjusted EBITDA of $138 million for the full-year 2019 compared to $724 million in 2018 on significantly lower realized North American oriented strand board (OSB) prices and shipment volumes, as well as lower European panel prices. North American operations generated Adjusted EBITDA of $85 million compared to $652 million in the prior year and European operations delivered Adjusted EBITDA of $64 million compared to $86 million in the prior year.

For the fourth quarter of 2019, Norbord recorded Adjusted EBITDA of $27 million versus $33 million in the third quarter of 2019 and $70 million in the fourth quarter of 2018. The quarter-over-quarter decline was primarily due to lower shipment volumes attributed to higher downtime, partially offset by modestly higher North American OSB prices. The year-over-year decline was primarily due to lower North American OSB prices as well as lower shipment volumes.

“2019 was a challenging year for Norbord,” said Peter Wijnbergen, Norbord’s President and CEO. “Our financial results were disappointing relative to our record performance in 2018, as the slowdown in US housing starts through most of 2019 decreased North American OSB demand and a slowing of German industrial production put downward pressure on European panel prices. In the face of these challenges, we focused on reducing both costs and production, by indefinitely curtailing operations at our 100 Mile House, British Columbia mill and Line 1 at our Cordele, Georgia mill.”

“Despite the tough markets, Norbord’s mills performed well. In North America, we consolidated downtime across our mill portfolio, which allowed us to more efficiently allocate production volumes. This resulted in record production at two mills and lower North American unit manufacturing costs. In Europe, we had record production at both our OSB mills, including at our expanded Inverness, Scotland mill, which continues to ramp production to meet growing demand. We reinvested more than $140 million in our mills and returned $130 million in cash to our shareholders through a combination of dividends and share buybacks.”

“While our fourth quarter results reflected the continued weakness in North American housing markets, OSB prices have started to recover in recent weeks. Further, the outlook for new home construction in 2020 is encouraging, with December’s seasonally adjusted annualized pace of permits for US housing starts up nearly 6% year-over-year to 1.42 million. We expect a healthy pick-up in OSB demand as the spring building season approaches. In Europe, our panel business is set for another solid year as OSB demand in our key markets is supported by the ongoing trend of substitution against plywood and our reinvested Inverness, Scotland mill continues to ramp up. With a solid balance sheet and a diversification strategy that is growing non-traditional end uses for OSB to help cushion against volatility in housing demand, we believe Norbord is well positioned for 2020 and beyond.”

For the full-year 2019, Norbord recorded an Adjusted loss of $30 million or $0.37 per share (basic and diluted) versus Adjusted earnings of $412 million or $4.74 per diluted share ($4.76 per basic share) in 2018. Norbord recorded an Adjusted loss of $11 million or $0.13 per share (basic and diluted) in the fourth quarter of 2019 versus a $9 million Adjusted loss or $0.11 per share (basic and diluted) in the prior quarter and versus Adjusted earnings of $26 million or $0.30 per share (basic and diluted) in the same quarter last year. Adjusted (loss) earnings exclude non-recurring or other items and use a normalized income tax rate:

$ millions	Q4 2019	Q3 2019	Q4 2018	2019	2018
(Loss) earnings	(12)	(17)	(28)	(42)	371
Adjusted for:
Impairment of assets	—	10	80	10	80
Loss on disposal of assets	2	—	2	3	2
Stock-based compensation and related costs	1	—	—	3	4
Costs on early extinguishment of 2020 Notes	—	—	—	10	—
Costs related to 100 Mile House indefinite curtailment	—	—	—	2	—
Reported income tax (recovery) expense	(6)	(6)	(26)	(27)	100

Adjusted pre-tax (loss) earnings	(15)	(13)	28	(41)	557
Income tax recovery (expense) at statutory rate(1)	4	4	(2)	11	(145)

Adjusted (loss) earnings	(11)	(9)	26	(30)	412

(1)	Represents Canadian combined federal and provincial statutory rate (2019 and 2018 – 26%). Q1 to Q3 of 2018 were based on a rate of 27% and a true-up for the full year rate of 26% was reflected in Q4.

Market Conditions

US housing starts were up 3% year-over-year to 1.29 million and the seasonally adjusted annualized pace of permits, the more forward-looking indicator, was 1.42 million in December, a 6% year-over-year increase. Single-family starts, which use approximately three times more OSB than multifamily, increased by 1% in 2019 and represented 69% of total starts, down slightly from 70% in 2018. Of note, however, the actual pace of US housing activity lagged prior year levels through most of 2019, only turning positive in November. US housing economists are forecasting 2020 starts of approximately 1.33 million, which suggests an increase of 3% over 2019.

According to APA–The Engineered Wood Association, North American OSB production, which is a proxy for OSB demand, was approximately 23.0 Bsf (3/8-inch basis) in 2019, down 2% from the prior year and approximately 83% of the industry’s available production capacity.

North American benchmark OSB prices remained below historical averages throughout 2019. Benchmark OSB prices decreased steadily in the first half of the year due to lower demand from the continued pullback in US homebuilding activity, which started in the second half of 2018. As affordability concerns that had negatively affected US housing demand in recent quarters began to moderate, driven by lower mortgage rates and real wage growth, benchmark OSB prices improved modestly in the fourth quarter of 2019. The North Central benchmark OSB price ranged from a low of $180 per Msf (7/16-inch basis) in April to a high of $230 per Msf in November and averaged $210 per Msf for the year.

The table below summarizes average benchmark prices ($ per Msf, 7/16-inch basis) by region for the relevant periods:

North American region	% of Norbord’s operating capacity	Q4 2019	Q3 2019	Q4 2018	2019	2018
North Central	15%	223	217	243	210	351
South East	36%	199	168	203	187	315
Western Canada	29%	190	164	184	166	307

In Europe, average panel prices declined 3% in 2019 (in local currency terms) from the very strong levels of the past two years and OSB demand was stable in Norbord’s key markets. In the UK, where three of Norbord’s four European mills are located, GDP growth was 1.1%, unemployment remained low at 4.0% and housing starts remained steady. In Germany, Europe’s largest continental OSB market, GDP growth moderated to 0.6% on a slowdown in industrial production while housing starts were in line with the previous year.

Performance

Norbord’s Occupational Safety and Health Administration (OSHA) recordable injury rate was 1.31 in 2019 and two mills completed recordable injury-free years.

In North America, full-year shipment volumes decreased 5% driven primarily by the production curtailments taken to match the Company’s supply with customer demand. Fourth quarter shipments were 19% lower than the prior quarter and 17% lower than the same quarter last year primarily due to the curtailments taken during the fourth quarter as well as fewer fiscal days in the current quarter.

Annual production records were achieved at two of the Company’s North American OSB mills. For the full year, Norbord’s operating OSB mills produced at 85% of available capacity compared to 95% in 2018 (excluding the curtailed Chambord, Quebec mill). The decrease in capacity utilization was driven by the December 31, 2018 restatement of annual production capacities at a number of mills as well as the downtime and indefinite curtailments taken during the year. Norbord’s 2019 North American OSB cash production costs per unit (excluding mill profit share) decreased 1% versus the prior year due to improved productivity, lower resin prices and the foreign exchange translation impact of a weaker Canadian dollar, partially offset by higher raw material usages and increased curtailments.

European shipment volume was slightly higher in 2019 due to changes in product mix. Annual production records were achieved at the Company’s two European OSB mills. All of Norbord’s panel mills ran on full production schedules excluding maintenance and holiday shutdowns and produced at 88% of stated capacity in both 2019 and 2018. Norbord expects to ship more OSB in 2020 from the continued ramp-up of the reinvested Inverness mill as well as the completion of the second wood room and dryer.

For 2019, the Company generated modest Margin Improvement Program (MIP) gains as improved productivity and product mix were offset by the efficiency impact of significant production curtailments across the North American mills. MIP is measured relative to the prior year at constant prices and exchange rates.

Capital investments totaled $141 million ($144 including intangible assets) in 2019, including the second phase of the Inverness, Scotland project and the continued rebuild project at the Chambord, Quebec mill.

Included in capital investments was $28 million of the $46 million (£35 million) budgeted for the second phase investment to further expand capacity at the Inverness mill by 225 MMsf (3/8-inch basis) (200,000 cubic metres) through the addition of a second wood room and dryer. This project is expected to be completed by the second half of 2020 and is consistent with the Company’s strategy of growing its European OSB capacity to serve continued substitution growth in its key markets.

Also included in capital investments was $24 million ($51 million project-to-date) of the $71 million budget to rebuild the indefinitely curtailed Chambord mill for an eventual restart. The Company has not yet made a restart decision, however, and will only do so when it is sufficiently clear that customers require more product.

Norbord’s 2020 capital expenditure budget is approximately $100 million for maintenance of business projects and projects focused on reducing manufacturing costs across the mills, as well as a portion of the Chambord mill rebuild and the Inverness expansion project. It also includes investments to support the Company’s strategy to increase the production of specialty products for industrial applications and exports.

Operating working capital increased by $32 million during the year to $120 million at year-end primarily due to lower accounts payable and accrued liabilities. Higher inventory was offset by lower accounts receivable. The lower accounts payable and accrued liabilities were primarily attributed to lower mill profit share and bonus accruals due to lower earnings as well as lower accrued capital expenditures. Higher inventory was primarily a result of higher finished goods inventory levels due to the timing of mill curtailments. Lower accounts receivable was primarily attributed to lower North American pricing and shipment volumes. Working capital continues to be managed at minimal levels across the Company.

At year-end, the Company had unutilized liquidity of $272 million, comprising $20 million in cash and cash equivalents, $237 million in revolving bank lines and $15 million in available drawings under its accounts receivable securitization program. The Company’s tangible net worth was $999 million and net debt to capitalization on a book basis was 40%, with both values well within bank covenants.

Dividend

The Board of Directors declared a quarterly variable dividend of C $0.20 per common share, payable on March 23, 2020 to shareholders of record on February 28, 2020, unchanged from the prior quarter’s level. Any dividends reinvested on March 23, 2020 under the Company’s Dividend Reinvestment Plan will be used by the transfer agent to purchase common shares on the open market.

Norbord’s dividends are declared in Canadian dollars. Registered and beneficial shareholders may opt to receive their dividends in either Canadian dollars or the US dollar equivalent. Unless they request the US dollar equivalent, shareholders will receive dividends in Canadian dollars. The US dollar equivalent of the dividend will be based on the Bloomberg FX Fixings Service (BFIX) noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the BFIX noon exchange rate of the preceding business day.

Registered shareholders wishing to receive the US dollar dividend equivalent should contact Norbord’s transfer agent, AST Trust Company (Canada), by phone at 1-800-387-0825 or by email at inquiries@canstockta.com. Beneficial shareholders (i.e., those holding their Norbord shares with their brokerage) should contact the broker with whom their shares are held.

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Normal Course Issuer Bid

In October 2019, Norbord renewed its normal course issuer bid (NCIB) in accordance with TSX rules. During 2019, 0.2 million shares were purchased under this bid at a cost of $5 million. In December 2019, the Company entered into an automatic share purchase plan (ASPP) in order to facilitate the repurchase of its common shares under its NCIB during the regularly scheduled quarterly trading blackout period and in January 2020, the Company repurchased an additional 0.1 million shares under the ASPP at a cost of $2 million.

In October 2018, Norbord renewed its prior NCIB in accordance with TSX rules. During 2018, 3.8 million shares were purchased at a cost of $102 million and during 2019, 1.4 million shares were purchased at a cost of $39 million. The Company exhausted this NCIB limit with a total of 5.2 million shares repurchased for $141 million.

Additional Information

Norbord’s year-end 2019 letter to shareholders, news release, management’s discussion and analysis, annual consolidated audited financial statements and notes to the financial statements have been filed on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and are available in the investor section of the Company’s website at www.norbord.com. Shareholders may receive a hard copy of Norbord’s audited annual financial statements free of charge upon request. The Company has also made available on its website presentation materials containing certain historical and forward-looking information relating to Norbord, including materials that contain additional information about the Company’s financial results. Shareholders are encouraged to read this material.

Conference Call

Norbord will hold a conference call for analysts and institutional investors on Wednesday, February 5, 2020 at 11:00 a.m. ET. The call will be broadcast live over the internet via www.norbord.com and www.newswire.ca. An accompanying presentation will be available in the “Investors/Conference Call” section of the Norbord website prior to the start of the call. A replay number will be available approximately one hour after completion of the call and will be accessible until March 6, 2020 by dialing 1-888-203-1112 or 647-436-0148 (passcode 6868999 and pin 8172). Audio playback and a written transcript will be available on the Norbord website.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.9 billion and employs approximately 2,400 people at 17 plant locations in the United States, Canada and Europe. Norbord is a

publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

-end-

Contact:

Robert B. Winslow, CFA

Vice President, Investor Relations & Corporate Development

Tel. (416) 777-4426

info@norbord.com

or

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

info@norbord.com

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration and cyclicality; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and the impact of third-party certification standards; (6) availability of transportation services, including truck and rail services, and port facilities; (7) various events that could disrupt operations, including natural, man-made or catastrophic events and ongoing relations with employees; (8) impact of changes to, or non-compliance with, environmental or other regulations; (9) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (10) impact of weather and climate change on Norbord’s operations or the operations or demand of its suppliers and customers; (11) impact of any product liability claims in excess of insurance coverage;(12) risks inherent to a capital intensive industry; (13) impact of future outcomes of tax exposures; (14) potential future changes in tax laws, including tax rates; (15) effects of currency exposures and exchange rate fluctuations; (16) future operating costs; (17) availability of financing, bank lines and/or securitization programs; (18) impact of future cross-border trade rulings or agreements; (19) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (20) ability to implement new or upgraded information technology infrastructure; (21) impact of information technology service disruptions or failures; and (22) changes in government policy and regulation.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and US securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the February 4, 2020 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2019 Management’s Discussion and Analysis dated February 4, 2020.

Norbord defines Adjusted EBITDA as earnings determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, interest income, income taxes, depreciation, amortization and non-recurring or other items; Adjusted earnings (loss) as earnings determined in accordance with IFRS before non-recurring or other items and using a normalized income tax rate; and Adjusted earnings per share is Adjusted earnings divided by the weighted average number of common shares outstanding (on a basic or diluted basis, as specified). Adjusted EBITDA, Adjusted earnings, and Adjusted earnings per share are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See “Non-IFRS Financial Measures” in Norbord’s 2019 Management’s Discussion and Analysis dated February 4, 2020 for a quantitative reconciliation of Adjusted EBITDA and Adjusted earnings to earnings (the most directly comparable IFRS measure).

February 5, 2020

To Our Shareholders:

Fiscal 2019 was a challenging year for Norbord, and for the North American wood products industry more generally, as a slow US housing market created headwinds for our industry. We worked diligently as a company to confront these issues and undertook a number of initiatives to adjust our operations to the current realities. In particular, we took significant downtime across our mills and made the difficult but necessary decisions to indefinitely curtail production at two of our North American mills.

We generated $138 million of Adjusted EBITDA in 2019, well down from our record result in 2018, an extraordinary year in which we generated the highest Adjusted EBITDA in Norbord’s history. We were challenged by market conditions that resulted in persistently weak OSB prices throughout 2019. In response, we consolidated downtime across our operating North American mills, which allowed us to more efficiently allocate production volumes, resulting in record production at two mills and lower North American unit manufacturing costs. This reflects our team’s fundamental focus on continuous improvement and operational discipline, and our ongoing commitment to cost management.

We also continued our balanced approach to creating shareholder value. We saw a compelling opportunity to buy back $44 million of our shares at prices we view to be well below intrinsic value. We also used our variable dividend policy in the way it is intended, adjusting it to the current business conditions while still returning $86 million of cash to shareholders. On the strength of our prudent approach to capital allocation, we ended the year with a solid balance sheet, giving us the continued flexibility to evaluate and pursue value enhancement opportunities.

Managing Through Challenging Conditions

Despite favourable underlying indicators, US homebuilding demand was slow to translate into construction activity in the second half of 2018 and through most of 2019. This trend did not begin to improve until the end of 2019 as a buildup of unsold housing inventory was eventually absorbed, mortgage rates continued to ease and builders adjusted their product offerings to suit growing demand for more affordable, entry-level homes.

In response to the backdrop of softer OSB demand through most of the year, we took deliberate action to adjust our production, indefinitely curtailing our 100 Mile House, British Columbia mill and Line 1 of our mill in Cordele, Georgia. Combined, these curtailments reduced our available North American capacity by nearly 12%, aligning our production to customer demand. These were necessary but difficult decisions that impacted our experienced, hard-working team of employees at both mills. I would like to once again thank them for their efforts and commitment.

Our North American specialty products sales volumes were mixed in 2019. While our export sales were impacted by global trade uncertainty, our industrial sales increased. We remain focused on fulfilling the real opportunities we see for industrial products growth. The investments we have made in the finishing ends at many of our mills have given us new product capabilities, allowing us to work with customers on new applications, such as the use of OSB for the core of products like countertops and other overlay applications. We will continue to adapt our production capabilities to expand the overall OSB market.

In Europe, slower industrial production in Germany and the continued uncertainty from Brexit caused prices to decline from recent peaks toward historic averages. As a result, our EBITDA decreased but remained above the longer-term average, and 2019 still represented the third-best year ever for our European business. While prices will fluctuate and influence our margins, overall European OSB demand continues to grow, supported by the ongoing trend of OSB substitution for plywood. Our expanded Inverness, Scotland mill is an important strategic asset, positioning us to benefit from the steady increase expected in European OSB demand. As the ramp-up at Inverness continues, we expect the mill’s productivity and cost performance to further improve.

Safety is an overarching priority for Norbord and 2019 was a source of both disappointment and optimism. Our OSHA recordable injury rate increased to 1.31, though fortunately none of the injuries were serious. As part of our commitment to achieving world-class safety performance, last year we launched “Stronger Together,” a new company-wide safety initiative aimed at reinforcing the importance of safety to both our employees and our company performance. We are encouraged by the level of employee engagement we have seen to-date and are confident this commitment will support our efforts toward continuous safety improvement.

Priorities for 2020

Our focus in 2020 is on seizing the opportunities of an improving OSB market in North America and regaining momentum. Seasonally adjusted annual US housing permits were 1.42 million in December (up 6% year-over-year) and we are encouraged by the demand we are seeing from our customers in the first weeks of the year. Additionally, consensus forecasts from US housing economists point to 3% year-over-year growth in starts, and industry experts expect North American OSB markets to tighten in 2020 as demand increases and the 2019 capacity shutdowns are fully realized.

We are undertaking a number of initiatives across our mill portfolio to support operational productivity. We have consolidated the downtime and curtailments we took in 2019 and will focus on running our mills even more efficiently. Consistent with this focus, we are implementing projects to reduce manufacturing costs and making investments to support our strategy to increase production of specialty products for industrial applications and exports.

We will continue to allocate our capital with discipline. We have set a 2020 capital budget of $100 million, which is sufficient to support our product growth objectives and our focus on operating efficiently and safely, but which is about half of our annual investment over the past three years. A portion of our 2020 budget includes further work on the second phase investment at our Inverness mill as well as additional capital at our Chambord, Quebec mill, where we continue to prepare for an eventual restart, though no decision has yet been made about timing. We also remain committed to returning excess cash to our shareholders, and our variable dividend policy gives us the flexibility to balance capital allocation decisions with the inherent cyclicality in our business.

Similarly, we will continue to carefully examine our production capacity. We have the ability to bring back indefinitely curtailed capacity when market conditions warrant, but these decisions will continue to be guided by market analysis and customer demand.

In 2020, we will also provide greater disclosure of our ESG (Environmental, Social and Governance) performance. We have always focused on our environmental performance as a positive attribute for our business. We believe we have a good story to tell on the ESG front as wood is a renewable resource and wood products like OSB actually sequester carbon. In fact, we estimate the net impact of the OSB production from our operations offsets the annual emissions from approximately 900,000 vehicles.

While 2019 was a difficult year, we managed our operations and balance sheet in a prudent manner that we believe positions our company well for the coming year and beyond. We are confident that a strengthening OSB market will translate into better financial performance in 2020 and, as always, we thank our shareholders for their investment in Norbord.

In closing, I would like to recognize Nigel Banks, who is retiring as Senior Vice President, Corporate Services at the end of February. Nigel joined Norbord in 2010 and made several lasting contributions to our company, having helped shape our culture, introduced organizational effectiveness tools and enhanced our view of the importance of talent management in our company’s success. On behalf of everyone at Norbord, I would like to thank Nigel for his service and wish him well for the future. I would also like to introduce Greg Mackie, our Vice President of Human Resources & Environment, Health and Safety, as Nigel’s successor. Greg came to Norbord via the merger with Ainsworth in 2015 and has held increasingly senior roles in human resources management. With his nearly 20 years of experience across the manufacturing, transportation and forestry sectors, we are pleased that Greg is part of our senior leadership team.

Peter Wijnbergen

President & CEO

This letter includes forward-looking statements, as defined by applicable securities legislation. See the Caution Regarding Forward-Looking Information statement in the February 4, 2020 Annual Information

Form and the cautionary statement contained in the Forward-Looking Statements section of the 2019 Management’s Discussion and Analysis dated February 4, 2020.

Adjusted EBITDA, Adjusted earnings (loss) and Adjusted earnings (loss) per share are non-IFRS financial measures. See the Non-IFRS Financial Measures section in Norbord’s 2019 Management’s Discussion and Analysis dated February 4, 2020.

Consolidated Balance Sheets

(US $ millions)	Dec 31, 2019	Dec 31, 2018
Assets
Current assets
Cash and cash equivalents	$20	$128
Accounts receivable	136	149
Taxes receivable	63	—
Inventory	230	220
Prepaids	13	12

	462	509
Non-current assets
Property, plant and equipment	1,427	1,402
Intangible assets	21	20
Deferred income tax assets	2	6
Other assets	9	5

	1,459	1,433

	$1,921	$1,942

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$259	$293
Accrued liability under ASPP	—	42
Taxes payable	1	28

	260	363
Non-current liabilities
Long-term debt	657	550
Other long-term debt	68	—
Other liabilities	40	34
Deferred income tax liabilities	192	172

	957	756

Shareholders’ equity	704	823

	$1,921	$1,942

Consolidated Statements of (Loss) Earnings

Years ended December 31, (US $ millions, except per share information)	2019	2018
Sales	$1,731	$2,424
Cost of sales	(1,582)	(1,686)
General and administrative expenses	(14)	(18)
Depreciation and amortization	(136)	(134)
Loss on disposal of assets, net	(3)	(2)
Impairment of assets	(10)	(80)
Costs related to 100 Mile House indefinite curtailment	(2)	—

Operating (loss) income	(16)	504
Non-operating (expense) income:
Finance costs	(45)	(37)
Interest income	2	4
Costs on early extinguishment of 2020 Notes	(10)	—

(Loss) earnings before income tax	(69)	471
Income tax recovery (expense)	27	(100)

(Loss) earnings	$(42)	$371

(Loss) earnings per common share
Basic	$(0.51)	$4.29
Diluted	(0.51)	4.27

Consolidated Statements of Comprehensive (Loss) Income

Years ended December 31, (US $ millions)	2019	2018
(Loss) earnings	$(42)	$371
Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to earnings:
Foreign currency translation gain (loss) on foreign operations	14	(21)

Other comprehensive income (loss), net of tax	14	(21)

Comprehensive (loss) income	$(28)	$350

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, (US $ millions)	2019	2018
Share capital
Balance, beginning of year	$1,280	$1,350
Issue of common shares upon exercise of options and DRIP	1	11
Common shares repurchased and cancelled	(27)	(57)
Common shares repurchased and cancelled under ASPP	24	(24)

Balance, end of year	$1,278	$1,280

Merger reserve	$(96)	$(96)

Contributed surplus
Balance, beginning of year	$4	$8
Stock-based compensation	1	1
Stock options exercised	(1)	(1)
Common shares repurchased and cancelled	—	(4)

Balance, end of year	$4	$4

Retained deficit
Balance, beginning of year	$(168)	$(67)
(Loss) earnings	(42)	371
Common share dividends	(86)	(417)
Common shares repurchased and cancelled	(21)	(37)
Common shares repurchased and cancelled under ASPP	18	(18)

Balance, end of year(i)	$(299)	$(168)

Accumulated other comprehensive loss
Balance, beginning of year	$(197)	$(176)
Other comprehensive income (loss), net of tax	14	(21)

Balance, end of year	$(183)	$(197)

Shareholders’ equity	$704	$823

(i) Retained deficit comprised of:
Deficit arising on cashless exercise of warrants in 2013	$(263)	$(263)
All other retained (deficit) earnings	(36)	95

	$(299)	$(168)

Consolidated Statements of Cash Flows

Years ended December 31, (US $ millions)	2019	2018
CASH PROVIDED BY (USED FOR):
Operating activities
(Loss) earnings	$(42)	$371
Items not affecting cash:
Depreciation and amortization	136	134
Deferred income tax	20	19
Impairment of assets	10	80
Costs on early extinguishment of 2020 Notes	10	—
Costs related to 100 Mile House indefinite curtailment	1	—
Loss on disposal of assets, net	3	2
Other items	16	(5)

	154	601
Net change in non-cash operating working capital balances	(47)	52
Net change in taxes receivable and taxes payable	(88)	(45)

	19	608

Investing activities
Investment in property, plant and equipment	(146)	(210)
Investment in intangible assets	(4)	(1)

	(150)	(211)

Financing activities
Issuance of debt	350	—
Repayment of debt	(240)	—
Premium on early extinguishment of 2020 Notes	(9)	—
Debt issuance costs	(6)	—
Accounts receivable securitization drawings, net	68	—
Repayment of lease obligations	(10)	—
Common share dividends paid	(86)	(411)
Repurchase of common shares	(48)	(98)
Issue of common shares	1	4

	20	(505)

Foreign exchange revaluation on cash and cash equivalents held	3	(5)

Cash and cash equivalents
Decrease during year	(108)	(113)
Balance, beginning of year	128	241

Balance, end of year	$20	$128